FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of January 2014

SANTANDER UK PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 30 January 2014	By / s / Jessica Petrie
(Authorised Signatory)

Santander UK plc

Quarterly Management Statement for the year ended 31 December 2013

30 January 2014

The information contained in this Quarterly Management Statement and in the Appendices is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

This statement provides a summary of the unaudited business and financial trends for the year ended 31 December 2013. Unless otherwise stated, references to Santander UK plc and other general statements refer to the business results of Santander UK plc compared to the same period in 2012. Balance sheet references are compared to the position at 31 December 2012, unless otherwise stated.

Contacts
James S Johnson	Head of Investor Relations	020 7756 5014
Bojana Flint	Deputy Head of Investor Relations	020 7756 6474
Anthony Frost	Head of UK Communications	020 7756 6284
For more information:	www.aboutsantander.co.uk	ir@santander.co.uk

Over one million new 1|2|3 World customers. Commercial lending up 13%

8% increase in net interest income

PAT from continuing operations (excluding significant items) of £921m, up 13%

“Our goal is to transform Santander UK into a bank which is simple, personal and fair for our customers and our other stakeholders. In Retail Banking over one million customers joined our flagship 1|2|3 World in the last year, including 232,000 customers who switched their current account to Santander UK from other providers, whilst customer satisfaction improved further, continuing the trend of the last two years.

In 2013, we saw strong business flows and achieved net interest income growth in successive quarters, and maintained conservative capital and liquidity positions. We provided £18.4 billion of mortgages to UK households, including £3.4 billion to first time buyers. Our Commercial Banking lending increased 13%, with £4.1 billion of new facilities extended to SMEs.

The UK economic recovery is strengthening, although uncertainties remain in the banking environment for the year ahead. This year we will continue with our significant investment in strategic initiatives to expand further our commercial businesses, to improve our retail banking offering and enhance the experience of our customers interacting with us across all channels.

We will continue to support our customers and the broader economy: our intention is to grow both our commercial and retail lending in 2014. We remain confident that we will deliver on our key commitments for the end of 2015”.

Ana Botín, Chief Executive Officer

Financial highlights 1	Year ended
	31.12.13 £m	31.12.12 £m
Net interest income	2,963	2,734
Non-interest income	1,066	1,949
- of which significant items 2	—	705
Operating expenses	(2,195)	(2,114)
Total operating provisions and charges	(695)	(1,422)
- of which significant items 2	—	(622)
Profit before tax from continuing operations	1,139	1,147
Profit after tax from continuing operations	921	877
- of which significant items 2	—	65
Banking net interest margin (‘Banking NIM’)	1.55%	1.36%

Balance sheet highlights 1	31.12.13 £bn	31.12.12 £bn
Customer loans	187.1	194.7
- of which mortgages	148.1	156.6
- of which Commercial Banking	22.1	19.6
Customer deposits	146.4	148.6
Eligible liquid assets (BIPRU 12.7)	29.5	36.9
Liquid assets coverage of wholesale funding of less than one year	139%	152%
Core Tier 1 capital ratio	12.8%	12.2%

1.	See Appendix 1 for statutory income statement and balance sheet. See Appendix 2 for notes and definitions. Prior period results have been amended to reflect discontinued operations. See Appendix 2 for details.
2.	A number of significant items impacted the 2012 financial results. See Appendix 2 for details.

Delivering on our commitments 1

1. Loyal and satisfied retail customers	2015 target	31.12.13	31.12.12
Loyal customers	4 million	2.7 million	2.2 million
1|2|3 World Customers	4 million	2.4 million	1.3 million
Customer satisfaction (Financial Research Survey (‘FRS’)	Top 3	58%	55%
(average of top 3 UK peers)		(60%)	(60%)

•	Our loyal customer base continues to grow strongly, helped by the success of the 1|2|3 Current Account. Current account balances grew by 75% in the year. Total deposits held by primary banking customers increased by 43%.2

•	Santander UK was the first choice for customers switching their current account providers in 2013, with a net gain of 11% of accounts transferred.3

•	Customer satisfaction in Santander UK has continued to improve. The Financial Research Survey (‘FRS’) reports that the gap between the satisfaction score for Santander UK and the average score for the top 3 performing UK peers has narrowed by 7 percentage points since December 2011. Research by MoneySavingExpert.com shows particularly high satisfaction amongst 1|2|3 World customers.

2. ‘Bank of Choice’ for UK companies	2015 target	31.12.13	31.12.12
Commercial Banking percentage of total customer loans	20%	12%	10%
(Commercial Banking customer loans)		(£22.1bn)	(£19.6bn)

•	Commercial Banking customer loans up £2.5bn; increasing as a proportion of total customer loans to 12%.

•	We rolled out a cash management tool, an online Commercial Banking facility and our international trade finance portal. These developments leveraged the wider capabilities of the Santander group.

•	We will not compromise our prudent risk management to meet the 20% of total customer loans commitment for Commercial Banking. If we are not satisfied with the credit quality of the opportunities available to us we would choose to slow the pace of corporate loan growth.

3. Consistent profitability and strong balance sheet	2015 target	31.12.13	31.12.12
Return on tangible equity (‘RoTE’)	13% - 15%	8.9%	9.1%
Cost-to-income ratio 4	< 50%	54%	53%
Common Equity Tier 1 (‘CET 1’) capital ratio 5	> 10.5%	11.6%	11.1%
Loan-to-deposit ratio	< 130%	126%	129%
NPL ratio	ratio maintained	2.04%	2.16%
Dividend payout ratio 6	50%	50%	50%

•	RoTE of 8.9% increased from an annualised 8.3% for the first half, driven by a continued improvement in net interest income. RoTE is affected by the amount of capital we hold; at a 10.5% CET 1 capital ratio RoTE would have been c. 9.5%.

•	Net interest income in Q4’13 was the highest for the last two years, driving a strong recovery in Banking NIM from 1.46% in H1’13 to 1.65% in H2’13 and to 1.71% in Q4’13. We invested substantially in our strategic development and secured further efficiencies through the business whilst limiting the growth in operating expenses to £81m over the year. We remain confident of achieving our cost-to-income target.

•	We strengthened our capital position further, with a CET 1 capital ratio of 11.6%. Eligible liquid assets were 139% of wholesale funding of less than one year, as we managed our conservative liquidity position.

•	The loan-to-deposit ratio improved 3 percentage points. The mortgage portfolio reduced by £8.5bn as we reduced our exposure to selected higher risk mortgage segments. 1|2|3 Current Account balances grew £12.9bn, whilst we managed down less relationship-driven retail savings and banking deposit balances by £16bn resulting in a substantial overall reduction in the average cost of retail deposit balances.

•	The NPL ratio improved to 2.04%, with more recent retail and corporate loan vintages performing well.

1.	See Appendix 2 for notes and definitions, including a note on KPIs.
2.	Includes combined banking and savings balances of customers with a 1|2|3 Current Account or other primary current account.
3.	TNS Current Account Switching Index for the 12 months ending December 2013, published 5 January 2014. See Appendix 2.
4.	Income for 2012 included a gain from the capital management exercise. The cost-to-income ratio for the year ended 31 December 2012 of 53% excludes this gain. Including this gain the 2012 cost-to-income ratio was 45%. See Appendix 2 for details.
5.	CRD IV end point CET 1 capital is calculated on the basis of the rules due to apply at the end of the transitional period.
6.	Dividend as a percentage of recurring earnings. The payment of the dividend is subject to regulatory approval.

Summary income statement 1	Year ended
	31 Dec’13 £m	31 Dec’12 £m	Change %
Net interest income	2,963	2,734	8
Non-interest income 2	1,066	1,949	(45)
- of which significant items	—	705	n.m.

Total operating income	4,029	4,683	(14)

Administrative expenses	(1,947)	(1,873)	4
Depreciation, amortisation and impairment	(248)	(241)	3

Total operating expenses excl. provisions and charges	(2,195)	(2,114)	4

Impairment losses on loans and advances 2	(475)	(988)	(52)
- of which significant items	—	(335)	n.m.
Provisions for other liabilities and charges 2	(220)	(434)	(49)
- of which significant items	—	(287)	n.m.

Total operating provisions and charges	(695)	(1,422)	(51)

Profit before tax from continuing operations	1,139	1,147	(1)

Taxation charge on continuing operations	(218)	(270)	(19)

Profit after tax from continuing operations	921	877	5
- of which significant items	—	65	n.m.
Discontinued operations	(8)	62	n.m.

Profit after tax for the year	913	939	(3)

Quarterly income statement	Q4’13 £m	Q3’13 £m	Q2’13 £m	Q1’13 £m	Q4’12 £m
Net interest income	812	760	699	692	629
Non-interest income 2	259	237	291	279	293

Total operating income	1,071	997	990	971	922

Administrative expenses	(477)	(478)	(499)	(493)	(445)
Depreciation, amortisation and impairment	(68)	(59)	(61)	(60)	(63)

Total operating expenses excl. provisions and charges	(545)	(537)	(560)	(553)	(508)

Impairment losses on loans and advances 2	(115)	(125)	(105)	(130)	(160)
Provisions for other liabilities and charges 2, 3	(163)	7	(58)	(6)	(147)

Total operating provisions and charges	(278)	(118)	(163)	(136)	(307)

Profit before tax from continuing operations	248	342	267	282	107

Taxation charge on continuing operations	(44)	(65)	(52)	(57)	(15)

Profit after tax from continuing operations	204	277	215	225	92

Discontinued operations	4	—	(12)	—	20

Profit after tax for the period	208	277	203	225	112
Banking NIM	1.71%	1.59%	1.46%	1.45%	1.27%

1.	See Appendix 1 for statutory income statement and balance sheet. See Appendix 2 for notes and definitions. Prior period results have been amended to reflect discontinued operations. See Appendix 2 for details.
2.	A number of significant items impacted the financial results in 2012. See Appendix 2 for details.
3.	Provisions for other liabilities and charges included certain regulatory costs relating to the FSCS and the Bank Levy (Q4’13: £118m; Q4’12: £98m). In accordance with IFRS, these costs are only recognised at year end.

Income statement

Profit after tax from continuing operations increased 5% to £921m (2012: £877m). In 2012, a number of significant items impacted non-interest income, impairment losses on loans and advances and provisions for other liabilities and charges 1. Without the impact of these significant items, profit after tax from continuing operations increased 13% (2013: £921m; 2012: £812m).

2013 compared to 2012

Operating income

•	Net interest income was 8% higher, largely due to an improved mortgage stock interest margin and increased lending in Commercial Banking. In part, this was offset by the continued impact of the low interest rate environment. The pressure from increased customer deposit funding costs, evident earlier in 2013, eased noticeably in H2’13. Overall the customer interest margin has improved markedly since 2012.

•	Non-interest income was lower, largely due to the gain of £705m on the capital management exercise in Q3’12 1. Non-interest income was also reduced by lower retail investment and protection fee income and lower demand for interest rate and foreign exchange risk management products from corporate customers.

Operating expenses

•	Costs remained tightly controlled with our focus on business as usual expenses. Administrative expenses increased 4%, principally due to higher operational, technology and regulatory compliance and control costs.

•	Depreciation, amortisation and impairment was 3% higher. Investment programmes continued to support the business transformation and underpin future efficiency improvements. Investment in the business included initiatives focused on improving customer experience, the branch network, digital channels and the expansion of the network of regional Corporate Business Centres.

Operating provisions and charges

•	Impairment losses on loans and advances were lower, mainly as a result of a £335m credit provision included for the non-core corporate and legacy portfolios in Q3’12 1. Credit quality in the Retail Banking and Commercial Banking loan books continued to be satisfactory.

•	Provisions for other liabilities and charges were lower, largely due to a £232m conduct remediation provision and a £55m provision for termination costs in 2012 1.

Taxation charge

•	The taxation charge was 19% lower, largely attributable to the impact of the continued reduction in the main corporation tax rate affecting current and deferred tax.

Q4’13 compared to Q3’13

Excluding the impact of the significant items, variances between Q4’13 and Q3’13 largely followed the trends outlined above, with the notable exceptions below.

•	Net interest income increased 7% in Q4’13 and the quarterly income was the highest for the last two years. The annualised Banking NIM rose further, up 12 bps to 1.71% in the quarter. This increase resulted from lower customer deposit and wholesale funding costs. In particular, the cost of retail savings deposits fell following the maturity of several tranches of higher cost eSaver products in H2’13.

•	Non-interest income increased, largely due to fair value movements on economic hedges of capital instruments.

•	The cost to income ratio decreased to 51%, from 54% in Q3’13, largely due to increased income.

•	Provisions for other liabilities and charges in Q4’13 include regulatory costs of £118m (Q4’12: £98m) relating to the Financial Services Compensation Scheme (‘FSCS’) and the Bank Levy. In accordance with International Financial Reporting Standards (‘IFRS’), these costs are only recognised at year end.

Conduct remediation

•	Payment Protection Insurance (‘PPI’) provision balances, including related costs, amounted to £165m at end December 2013; no additional provisions were made in the year.

•	The volume of PPI activity decreased and the number of complaints we received fell 29% in 2013, although the high proportion of invalid complaints continued. Monthly PPI redress costs decreased through the year to an average in Q4’13 of £11m per month, compared to a monthly average of £18m for the full year 2013 and £26m in 2012.

•	Additional non-PPI related conduct net provisions of £54m were utilised or released over the year. A balance of £222m was held at the end of 2013 for possible remediation and enforcement actions in relation to interest rate hedging, Card Protection Plan and retail investments.

1.	See Appendix 2 for details.

2014 outlook

In 2014 we plan significant further investment in non-BAU initiatives. This is aimed at broadening our franchise and expanding our commercial businesses, improving our retail customer relationships and securing further efficiencies across our businesses.

Loyal and satisfied retail customers

•	In Retail Banking a range of initiatives will build on our growing franchise of loyal customers to strengthen customer relationships and improve the customer experience. These will include: greater customer segmentation, with the rollout of our Select proposition for wealthier customers; enhancement of the distribution network and introducing more experienced branch directors in our most important locations; and building a multichannel distribution systems capability, with continued digital investment.

•	We expect some increase in net mortgage loans overall in line with expected growth in the market but with some attrition in our Standard Variable Rate (‘SVR’) component of the portfolio.

•	We will continue to focus on improving the stickiness of our deposit base through increased attention on our most valuable customers. Balances are expected to stabilise overall, with further growth expected in current accounts and the savings deposits associated with these primary banking customers.

‘Bank of Choice’ for UK companies

•	In Commercial Banking we will continue to expand our business centre and relationship manager presence, along with an improved systems and product capability for our corporate customers.

•	Growth in corporate customer loans will continue broadly in line with the trend of recent years, with a stronger growth in deposits as we roll out an improved cash management capability and continue to expand our footprint.

•	Our new online banking facility offers additional functionality to our Commercial Banking customers and will enable new revenue streams to be developed and cost savings to be realised as legacy systems are de-commissioned.

•	Stronger income growth is expected in Commercial Banking, along with some improvement in Markets’ performance.

•	Further investment is planned for Markets infrastructure, with the development of our trading platform.

We expect these developments to result in improved performance in 2014. A further reduction in the overall cost of deposits should compensate for any further asset margin declines. The tight control of business as usual costs and progress with efficiency will continue, largely accommodating our planned investment spend. Liquidity balances are expected to be managed down further, but at a more modest pace.

In 2014 we await further clarity in respect of capital levels, leverage and the detailed rules necessary to implement ICB ring fencing.

Summary balance sheet 1	31.12.13 £bn	31.12.12 £bn
Assets
Retail Banking	155.6	164.1
Commercial Banking	22.1	19.6

UK Banking	177.7	183.7
Corporate Centre	9.4	11.0

Customer loans	187.1	194.7
Other assets	83.1	98.3

Total assets	270.2	293.0

Liabilities
Retail Banking	123.2	127.2
Commercial Banking	12.6	12.8

UK Banking	135.8	140.0
Corporate Centre	10.6	8.6

Customer deposits	146.4	148.6
Medium term funding (‘MTF’)	57.5	66.5
Other liabilities and equity	66.3	77.9

Total liabilities and equity	270.2	293.0

Ratios
Loan-to-deposit ratio	126%	129%
Customer deposits and MTF to customer loans	111%	113%

Summary capital, liquidity and funding 1	31.12.13 £bn	31.12.12 £bn
Capital – Basel 2.5
Core Tier 1 capital	9.7	9.3
Total capital	14.6	14.0
Risk weighted assets (‘RWAs’)	75.3	76.5
Core Tier 1 capital ratio	12.8%	12.2%
Total capital ratio	19.4%	18.2%
Capital – Basel III
CRD IV end point CET 1 capital ratio	11.6%	11.1%
CRD IV end point CET 1 leverage ratio	3.3%	3.3%
CRD IV end point CET 1 leverage ratio post PRA adjustments	3.0%	3.0%
Liquidity
Eligible liquid assets	29.5	36.9
Liquidity coverage ratio (‘LCR’) eligible liquid assets	32.8	40.0
Total liquid assets	73.0	76.0
LCR	103%	112%
Funding
Total wholesale funding	65.7	76.9
- of which with a residual maturity of less than 1 year	21.2	24.3
Liquid assets coverage of wholesale funding with a residual maturity of less than one year	139%	152%

1.	See Appendix 1 for statutory income statement and balance sheet. See Appendix 2 for notes and definitions.

Balance sheet analysis

Balances

•	Customer loans decreased £7.6bn to £187.1bn, reflecting a managed reduction in selected higher risk segments of the mortgage portfolio partially offset by increased Commercial Banking loans. Interest-only mortgage loan balances decreased by £6.4bn to £61.2bn.

•	Other assets consist largely of liquid assets and trading assets including derivatives. The decrease in these assets was due to lower repo activity.

•	Customer deposits decreased £2.2bn to £146.4bn, as we focused on retaining and originating accounts held by more loyal Retail Banking customers. As part of our increased customer focus, the management of a number of less relationship driven corporate and institutional accounts was transferred from Commercial Banking to Corporate Centre in Q4’13. These accounts amounted to £2.1bn. Prior periods have not been restated.

•	The loan-to-deposit ratio of 126% was 3 percentage points lower than at 31 December 2012.

•	The customer funding gap improved by £5.4bn to £40.7bn (2012: £46.1bn).

Capital

•	Our Core Tier 1 capital ratio improved to 12.8%, through retained profits.

•	The CRD IV end point CET 1 capital ratio improved to 11.6% (Dec’12: 11.1%) and the CRD IV end point CET 1 leverage ratio was 3.3% and 3.0% on a post-PRA adjustment basis. Issuance of Alternative Tier 1 capital, planned for 2014, as well as retained profits, are expected to result in a gradual improvement in leverage ratios in 2014.

•	RWAs were lower, with the growth of higher risk weighted corporate lending more than offset by the reduction in mortgage loans and the non-core corporate and legacy portfolio.

•	In Q3’13 we undertook a capital management exercise, buying back approximately £500m of Tier 1 and Tier 2 capital instruments. This generated a small profit but impacted our Total capital ratio by c. 60bps.

•	Tier 2 capital issuance in Q4’13 raised £935m. At the year-end our Total capital to RWAs ratio on a CRD IV transitional basis was 17.1%, falling to 14.9% if stated on a CRD IV end point basis due to reduced recognition of grandfathered capital instruments.

Funding and liquidity

•	Eligible liquid assets decreased £7.4bn to £29.5bn. Balances have been managed down in response to regulatory guidance, initially received in H2’12, as well as greater stability in the capital markets and as a consequence of the actions taken to strengthen the balance sheet liquidity over the last three years.

•	Wholesale funding with a residual maturity of less than one year was 13% lower, at £21.2bn.

•	Eligible liquid assets significantly exceeded wholesale funding of less than one year, with a coverage ratio of 139%.

•	MTF issuance of c. £7bn (Sterling equivalent) in 2013 (2012: £14bn) was well received and at significantly lower spreads than for similar issues in 2012. Overall the cost of wholesale funding decreased during the course of 2013 as capital markets stabilised and the new funding volume and cost fell markedly.

•	At the end of 2013 the LCR was in excess of 100%.

Credit quality 1

Mortgages	31.12.13	31.12.12
Mortgage non performing loans	£2,788m	£2,719m
Mortgage loans and advances to customers	£148.1bn	£156.6bn
Mortgage impairment loan loss allowances	£593m	£552m
Mortgage NPL ratio	1.88%	1.74%
Mortgage NPL coverage	21%	20%

•	Mortgage non-performing loans of £2,788m included £413m (2012: £356m) arising from regulatory-driven policy and reporting changes implemented in early 2012.

•	The NPL ratio increased to 1.88% largely due to these changes, as well as the impact of lower mortgage balances. The impact of these stabilised and the NPL ratio was broadly unchanged in the second half of the year (June 2013: 1.87%; September 2013: 1.89%).

•	The impact of regulatory-driven policy and reporting changes has started to diminish and is expected to reduce going forward, and with the NPL ratio expected be more stable in 2014.

Segmental credit quality analysis	31.12.13%	31.12.12%
Retail Banking NPL ratio	1.89	1.76
Retail Banking NPL coverage	31	32
Commercial Banking NPL ratio	3.02	4.26
Commercial Banking NPL coverage	53	49
Corporate Centre NPL ratio	2.36	4.49
Corporate Centre NPL coverage 2	125	99
Santander UK NPL ratio	2.04	2.16
Santander UK NPL coverage	41	43

•	The Retail Banking NPL ratio increased due to the regulatory-driven policy and reporting changes related to mortgage lending, as outlined above. Credit quality of other Retail Banking lending was good, with a particular improvement evident in unsecured personal lending.

•	The Commercial Banking NPL ratio reduced to 3.02% as the credit quality in newer loan vintages remained strong. We continue to adhere to our prudent lending criteria and will maintain this as we further deliver on our business plan and expand Commercial Banking lending.

•	The Corporate Centre NPL ratio fell to 2.36%, reflecting the ongoing sale and run-off of the non-core corporate and legacy assets. Social housing made up more than 75% of customer loans in the Corporate Centre, and this portfolio is fully performing.

1.	See Appendix 2 for notes and definitions.
2.	Impairment loan loss allowance as a percentage of non-performing loans. The impairment loan loss allowance includes provisions against both non-performing loans and other loans where a provision is required. As a result, the ratio can exceed 100%.

Retail Banking

Retail Banking offers a wide range of products and financial services to individuals and small businesses (with a turnover of less than £250,000 per annum), through a network of branches and ATMs, as well as through telephony, e-commerce and intermediary channels.

Summary income statement	FY’13 £m	FY’12 £m	Change %
Net interest income	3,022	2,674	13
Non-interest income	651	683	(5)

Operating income	3,673	3,357	9
Operating expenses	(1,716)	(1,682)	2
Operating provisions and charges	(359)	(419)	(14)

Profit before tax	1,598	1,256	27

Income statement analysis

•	Net interest income increased 13%, largely due to the lower cost of retail liabilities. The success of 1|2|3 World, with a net inflow of £12.9bn in new current account balances, enabled us to attract less price sensitive deposits from our growing primary banking customer base and reduce the pricing of our less relationship- focused savings products.

•	Non-interest income was 5% lower, largely due to reduced investment and protection fee income as we reviewed our new business activity in the light of new regulatory rules. This was partially offset by a change to the pricing structure for current accounts made in 2012.

•	Operating expenses increased 2% with a partial offset from the consolidation of multi-branch locations. Cost reductions allowed us to invest in business growth.

•	Operating provisions and charges fell 14%, with an annualised loan loss rate of 0.22%. The reduction was largely due to the high quality of the book and the supportive economic environment for UK households, with low interest rates and falling unemployment.

Balances	31.12.13 £bn	31.12.12 £bn
Customer loans	155.6	164.1
- of which mortgages	148.1	156.6
- of which unsecured and vehicle finance	7.5	7.5
RWAs	36.5	37.6
Customer deposits	123.2	127.2
- of which current accounts	27.9	15.9

•	Mortgage customer loans decreased 5% following management actions to tighten the lending criteria associated with higher loan-to-value and interest-only mortgages initiated in early 2012. Interest-only mortgage loan balances decreased by £6.4bn to £61.2bn 1 (2012: £67.6bn).

•	Unsecured and vehicle finance, which includes bank overdrafts, unsecured personal loans, credit cards and consumer finance, was stable in the last year.

•	RWAs decreased 3%, reflecting the reduction in mortgage balances.

•	Customer deposits decreased 3%.

•	The 1|2|3 Current Account remains central to our retail customer relationship model and was the main driver of the 75% increase in current account balances to £27.9bn over the year.

1.	The amount relating to ‘full interest only mortgages’ and that within ‘part interest only, part repayment mortgages’ that is attributable to the interest only mortgage element.

Business volumes	FY’13		FY’12
Mortgage gross lending	£18.4	bn	£14.4	bn
Customer deposit flows	£(4.0	)bn	£5.8	bn
1|2|3 World customers	2.4	m	1.3	m

•	Mortgage gross lending increased £4.0bn to £18.4bn. The Santander UK ‘Freedom’ mortgage range was launched in Q3’13 as part of a range of measures to provide customers with products offering greater flexibility and value.

•	Customer deposit outflows of £4.0bn reflected a managed reduction in rate sensitive deposits without a broader customer relationship and a lower retail funding requirement with outflows largely from eSaver accounts.

•	1|2|3 World has 2.4m current account and credit card customers, an increase of 1.1m since end of 2012, and with a growing transactional primary customer base.

Business development

•	In September 2013 we launched a new mortgage campaign to build on our strong heritage in the mortgage market. The Santander UK ‘Freedom’ range promotes competitive and value-for-money mortgages that are flexible, easy to understand and suited to customers’ needs and changing circumstances.

•	1|2|3 World continued to grow, more than 1.1 million customers joined in the last year and c. 40% of customers holding both the 1|2|3 Current Account and 1|2|3 Credit Card. 1|2|3 customers tend to have higher balances, more products with us, transact more frequently and with a higher average credit card spend than other customers.

•	In 2013, 232,000 customers moved their current account to Santander UK from other providers in 2013 (2012: 240,000). The impact of the Current Account Switcher Service (‘CASS’) introduced in September 2013 has been positive for Santander UK, with a significant net gain in accounts transferred through the scheme.

•	We made significant progress with the simplification of our main banking and savings product lines; reducing the number of current accounts from 14 to 4 and core savings accounts from 90 to 5.

•	An ongoing programme to transform the branch network continued with optimisation of the geographic footprint of the network, spend on refurbishment and further investment in our channel capability and self-service terminals to increase productivity and improve efficiency.

•	We continue to work on customer segmentation, underpinning the roll-out of our affluent proposition ‘Select’, and our ability to offer more targeted financial services to our customers.

Commercial Banking

Commercial Banking offers a wide range of products and financial services to customers through a network of regional corporate business centres and through telephony and e-commerce channels. The management of our customers is organised according to the annual turnover of their business enabling us to offer a differentiated service to SMEs, mid and large corporate customers.1

Summary income statement	FY’13 £m	FY’12 £m	Change %
Net interest income	415	327	27
Non-interest income	290	381	(24)

Operating income	705	708	(0)
Operating expenses	(318)	(270)	18
Operating provisions and charges	(114)	(111)	3

Profit before tax	273	327	(17)

Income statement analysis

•	Net interest income increased 27%, as a result of continued growth in customer loans and improved new business margins in the core SME segments, with margins on new deposits also improving throughout the year.

•	Non-interest income fell 24%, with a reduced demand for interest rate and foreign exchange risk management products from corporate customers.

•	Operating expenses increased 18%, reflecting continued investment in the growth of the businesses serving SME and corporate customers, as we expanded into new financial centres across the UK. We also completed the rollout of and customer migration to the new transactional platform in 2013.

•	Operating provisions and charges were broadly stable, with an annualised loan loss rate of 0.52%. The credit quality of business written in the last five years continued to perform well, with the increase in provisions largely relating to business written before 2009.

Balances	31.12.13 £bn	31.12.12 £bn
Customer loans	22.1	19.6
- of which SMEs	11.7	10.6
- of which mid and large corporate customers	10.4	9.0
RWAs	26.6	24.1
Customer deposits	12.6	12.8

•	Customer loans increased 13%. Corporate lending growth continues to be subject to prudent risk management criteria, as demonstrated by the good credit quality in newer loan vintages.

•	We continued to build our SME franchise following the growth of our regional Corporate Business Centre network and increased numbers of relationship managers. SME customer loans rose 10%. Following a periodic review in Q1’13, a number of customers were transferred from the SME segment to our large corporate segment as the annual turnover of their businesses had increased; prior periods have not been restated. The balance associated with these loans was £267m; excluding this reclassification, SME lending growth would have been 13%.

•	Lending to mid and large corporate customers increased 16% with growth generated through our trade finance business (invoice discounting programmes) in our global transactional banking services unit where we continued to develop product capabilities. Growth was also seen in credit markets acquisition finance deals with large corporate clients.

•	RWAs increased 10%, reflecting higher customer loans.

•	We continued to increase deposit balances where we have a strong customer relationship and to build on our new enhanced corporate cash management and liability capabilities. A number of large corporate customers whose liability relationship is managed centrally were transferred to the Corporate Centre during Q4’13. The deposits transferred totalled £2.1bn; prior periods have not been restated. Excluding this reclassification, customer deposit growth would have been 15%.

1.	See Appendix 2 for notes and definitions.

Business development

•	We further developed our capacity to service SMEs; increasing customer-facing staff to 650 relationship managers in our growing network of 50 regional Corporate Business Centres.

•	We completed the roll-out of our new, more advanced, online banking facility (‘Santander Connect’) in Q4’13 to offer additional functionality to our customers and further develop our service offering. This new facility will enable new revenue streams to be developed and cost savings as legacy systems are de-commissioned.

•	We continue to develop our range of ancillary services in our large corporates business, for customers with a turnover of more than £500m. Our link with the wider Banco Santander Group allows us to provide these new and existing customers with access to international expertise and foreign exchange services. We expect to grow this segment further in 2014.

•	Our Breakthrough programme continued to gather momentum with new growth capital deals completed. The programme aims to support the wider needs of SMEs and has leveraged the global reach and expertise of the Santander group with a range of trade missions, live events and master classes.

Markets

The Markets division offers risk management and other services to financial institutions, as well as to other Santander UK divisions. Its main business areas are fixed income and foreign exchange, equity, capital markets and institutional sales.

Summary income statement	FY’13 £m	FY’12 £m	Change %
Net interest income	2	(6)	n.m.
Non-interest income	106	184	(42)

Operating income	108	178	(39)
Operating expenses	(100)	(100)	0
Operating provisions and charges	(4)	(2)	100

Profit before tax	4	76	(95)

Income statement analysis

•	Operating income decreased to £108m, compared to a particularly strong performance in 2012. This reflected a return to more normalised levels of market making activity with reduced customer activity in a relatively stable, low interest rate environment.

•	Operating expenses were unchanged. Tight cost control measures and reduced variable remuneration allowed investment in developing interest rate and foreign exchange product capabilities.

Balances	31.12.13 £bn	31.12.12 £bn
Total assets	19.3	28.2
RWAs	5.4	4.9

•	Total assets decreased by 32% to £19.3bn, primarily reflecting a decrease in the fair values of interest rate derivative assets. There was a corresponding decrease in derivative liabilities.

•	RWAs were higher in 2013 due to changes in market risk requirements.

Business development

•	The Markets division continued to develop interest rate and foreign exchange product capabilities as well as capital markets distribution for institutional clients.

Corporate Centre

Corporate Centre includes Financial Management & Investor Relations (‘FMIR’) and the non-core corporate and legacy portfolios. FMIR is responsible for managing capital and funding, balance sheet composition, structural market risk and strategic liquidity risk for the Santander UK group. The non-core corporate and legacy portfolios include aviation, shipping, infrastructure, commercial mortgages, social housing loans and structured credit assets, all of which are being run-down and/or managed for value.

Summary income statement	FY’13 £m	FY’12 £m	Change %
Net interest expense	(476)	(261)	82
Non-interest income	19	701	(97)
- of which significant items	—	705	n.m.

Operating income	(457)	440	n.m.
Operating expenses	(61)	(62)	(2)
Operating provisions and charges	(218)	(890)	(76)
- of which significant items	—	(622)	n.m.

Loss before tax	(736)	(512)	44

Income statement analysis

•	Net interest expense was higher, a consequence of the continued low interest rate environment. This reflected the increased drag from the run-off of the structural hedge, whilst the benefit of lower funding and liquidity costs was passed to the businesses.

•	Non-interest income was lower, largely due to a gain of £705m on a capital management exercise in Q3’12, partially offset by the £38m credit arising from a debit valuation adjustment on derivatives written by Santander UK in 2013.

•	Operating provisions and charges were lower, largely as a result of a number of items in 2012 including: a £335m credit provision for the non-core corporate and legacy portfolios; a £232m conduct remediation provision; and a £55m provision for termination. Excluding the impact of these items, operating provisions and charges were £50m lower in 2013, due to a reduced credit provision charge for the non-core corporate and legacy portfolios partially offset by an increase in restructuring provisions.

•	Regulatory costs relating to the FSCS and Bank Levy are largely reported in the Corporate Centre and were broadly unchanged from 2012.

Balances and ratios	31.12.13 £bn	31.12.12 £bn
Customer loans	9.4	11.0
RWAs	6.8	9.9
Customer deposits	10.6	8.6

•	Customer loans decreased 15% since 31 December 2012 due to the run-down of the non-core portfolios as we successfully implemented our ongoing exit strategy from individual loans and leases.

•	RWAs fell 31%, following the reduction in customer assets, the continued run down of the Treasury asset portfolio and the sale of the co-brand credit cards business.

•	The management of a number of customer accounts, with deposits of £2.1bn, was transferred from Commercial Banking during Q4’13. Prior periods have not been restated. Excluding this reclassification, customer deposits would have been broadly unchanged.

Non-core corporate and legacy portfolios	31.12.13 £bn	31.12.12 £bn
Social housing	7.1	7.5
Commercial mortgages	1.2	1.4
Shipping	0.4	0.7
Aviation	0.4	0.6
Other	0.3	0.8

Customer loans	9.4	11.0

•	Disposal of assets continued across the portfolios within provisioned levels, resulted in no impact on the income statement. The social housing loan portfolio was stable, reflecting its long term, low risk nature.

Appendix 1 – income statement and balance sheet

The information contained in this Quarterly Management Statement, and this Appendix, is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

The information contained in this Appendix has been prepared in accordance with Santander UK’s previously stated accounting policies described in the Annual Report and Accounts for the year ended 31 December 2012 and the Half Yearly Financial Report for the six months ended 30 June 2013.

Summary Consolidated Income Statement and Selected Ratios	Twelve months ended
	31.12.13 £m	31.12.12 £m
Net interest income	2,963	2,734
Non-interest income	1,066	1,949

Total operating income	4,029	4,683

Administrative expenses	(1,947)	(1,873)
Depreciation, amortisation and impairment	(248)	(241)

Total operating expenses excl. provisions and charges	(2,195)	(2,114)

Impairment losses on loans and advances	(475)	(988)
Provisions for other liabilities and charges	(220)	(434)

Total operating provisions and charges	(695)	(1,422)

Profit before tax from continuing operations	1,139	1,147

Taxation charge on continuing operations	(218)	(270)

Profit from continuing operations	921	877

Discontinued operations 1	(8)	62

Profit for the year	913	939

1.	Prior period results have been amended to reflect discontinued operations. See Appendix 2 for details.

Summary consolidated balance sheet 1	31.12.13 £m	31.12.12 £m
Assets
Cash and balances at central banks	26,351	29,282
Trading assets	22,294	22,498
Derivative financial instruments assets	20,091	30,146
Financial assets designated at fair value	2,705	3,811
Loans and advances to banks	2,347	2,438
Loans and advances to customers	184,390	190,782
Available for sale securities	5,005	5,483
Loans and receivables securities	1,101	1,259
Macro hedge of interest rate risk—asset	966	1,222
Interest in other entities	27	8
Intangible assets	2,335	2,325
Property, plant and equipment	1,521	1,541
Current tax assets	114	50
Deferred tax assets	35	60
Retirement benefit obligations—assets	118	254
Other assets	762	1,885

Total assets	270,162	293,044

Liabilities
Deposits by banks	8,696	9,935
Deposits by customers	147,205	149,037
Derivative financial instruments liabilities	18,825	28,861
Trading liabilities	21,278	21,109
Financial liabilities designated at fair value	3,407	4,002
Debt securities in issue	50,870	59,621
Subordinated liabilities	4,306	3,781
Other liabilities	1,740	2,526
Provisions	639	914
Current tax liabilities	4	4
Retirement benefit obligations—liability	672	305

Total liabilities	257,642	280,095

Equity
Shareholders’ equity	12,520	12,949

Total equity	12,520	12,949

Total liabilities and equity	270,162	293,044

1.	Prior period results have been amended to reflect discontinued operations. See Appendix 2 for details. Other assets include discontinued operations of £132m at 31 December 2013 (31 December 2012: £1,125m).

Appendix 2 – supplementary information: notes

•	Discontinued operations

Prior period results have been amended to reflect the sale of the co-brand credit cards business. The sale of c. £1bn of customer loans to SAV Credit Limited was completed in May 2013.

•	Significant items which impacted the financial results in 2012

Non-interest income included the impact of a capital management exercise which resulted in a £705m gain in the third quarter of 2012.

Impairment losses on loans and advances included a £335m credit provision for the non-core corporate and legacy portfolios made in the third quarter.

Provisions for other liabilities and charges included a net provision for conduct remediation of £232m, and a £55m provision for costs arising from the termination of the acquisition of the RBS businesses, both originally made in the third quarter.

•	CRD IV end point Common Equity Tier 1 capital

Santander UK estimates that, based on its consolidated capital position at 31 December 2013 and the CRD IV rules (which implement Basel III in the European Union), its Common Equity Tier 1 capital ratio calculated on the basis of the CRD IV rules due to apply at the end of the transitional period and the PRA CRD IV implementation rules, would have been 11.6%. This is approximately 1.2 percentage points less than the Core Tier 1 capital ratio calculated at 31 December 2013.

The results are based on our interpretation of the CRD IV rules as at 31 December 2013. Securitisation positions have been reflected as 1,250% of risk weighted assets, whilst adjustments have been made to Core Tier 1 capital in accordance with the basis presented in the Group’s regulatory filings to reflect the CRD IV Common Equity Tier 1 rules. This includes adjustments for expected loss, deferred tax, securitisation, and defined benefit pension schemes. In addition, adjustments have been made to risk weighted assets in accordance with the basis presented in the Group’s regulatory filings principally to reflect CRD IV rules for counterparty risk.

The actual impact of the implementation of CRD IV could vary as a consequence of rules defined in European Banking Authority technical standards, many of which have not yet been finalised, and other guidance from regulatory authorities, including the PRA. The PRA issued its final rules for CRD IV implementation (Policy Statement PS7/13) in December 2013.

•	Customer satisfaction

The Financial Research Survey (‘FRS’) is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, GfK NOP. The ‘Overall Satisfaction’ score refers to proportion of extremely and very satisfied customers across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands. Data shown is for the 3 months ending 31 December 2013 and 3 months ending 31 December 2012. The competitor set included in this analysis is Barclays, Halifax, HSBC, Lloyds TSB and NatWest.

•	Independent consumer research – customer satisfaction

In August 2013, MoneySavingExpert.com published the results of their twice yearly poll of bank customers. The ranking for Santander UK increased to fifth place overall while the Santander UK 1|2|3 Current Account was ranked third with 75% of 1|2|3 customers rating it ‘great’.

•	Independent consumer research – current account switching

In January 2014, TNS Omnibus published the results of their monthly TNS Current Account Switching Index as at December 2013. The index is based on interviews with 12,154 UK banking customers.

•	FSCS and Bank Levy

Provisions for other liabilities and charges included certain regulatory costs relating to the FSCS and the Bank Levy (Q4’13: £118m, Q4’12: £98m). In accordance with IFRS, these costs are only recognised at year end.

•	Delivering on our commitments: KPIs and targets

All Key Performance Indicators (‘KPIs’) are presented at 31.12.13 and 31.12.12; most are based on spot balances. The cost-to-income ratio and RoTE are calculated for the year ended 31 December 2013 and the year ended 31 December 2012. Customer satisfaction is calculated for the three months to 31 December 2013 and the three months to 31 December 2012 and presented as 30.09.13 and 31.12.12 respectively.

In Q4’13, SME market share was removed from the list of KPIs following a management decision to focus on the amount of loans extended to Commercial Banking customers.

Customer satisfaction target is to become a top three bank by 2015, as measured by FRS on a rolling three month basis. Average satisfaction for top 3 competitors at 31 December 2013 was 60%, 31 December 2012: 60% and 31 December 2011: 61%.

•	Debit valuation adjustments on derivatives

Santander UK considers its own creditworthiness when determining the fair value of financial instruments, including OTC derivative instruments, if it believes market participants would take that into account when transacting the instrument. With effect from 1 January 2013, the approach to measuring the impact of Santander UK’s credit risk on an instrument is in the same manner as for counterparty credit risk, in accordance with the requirements of IFRS 13.

•	Commercial Banking customer segmentation

The management of Commercial Banking (previously known as Corporate Banking) is organised according to the annual turnover of our customers. SMEs have an annual turnover between £250,000 and £50m, mid corporates between £50m and £500m and large corporates over £500m.

The large corporates business offers specialist treasury services in fixed income and foreign exchange, lending, transactional banking services, capital markets and money markets to multinational corporate customers.

Appendix 2 – supplementary information: definitions

•	‘Banco Santander’ refers to Banco Santander, S.A., the ultimate parent of Santander UK.

•	‘Banking NIM’ is calculated as annualised net interest income divided by average customer loans (previously known as commercial assets).

•	‘Commercial Banking’ is the segment previously known as Corporate Banking.

•	‘Customer deposits and MTF to customer loans’ is calculated as the sum of deposits by customers (excluding repos) and MTF divided by loans and advances to customers (excluding reverse repos).

•	‘Eligible liquid assets’ consist of those assets which meet the Prudential Regulation Authority (‘PRA’) requirements for liquid asset portfolio in accordance with BIPRU 12.7.

•	‘PRA’ is the Prudential Regulation Authority of the Bank of England.

•	‘Liquid assets coverage of wholesale funding of less than one year’ is calculated as eligible liquid assets divided by wholesale funding of less than one year.

•	‘LCR’ is liquidity coverage ratio. The LCR is designed to ensure that banks maintain adequate levels of high quality assets against net cash outflows over a 30 day significant stress period.

•	‘LCR eligible liquid assets’ is assets eligible for inclusion in the LCR as high quality liquid assets.

•	‘Loan loss rate’ is impairment charge on loans and advances divided by average loans and advances.

•	‘Loan-to-deposit ratio’ is calculated as loans and advances to customers (excluding reverse repos) divided by deposits by customers (excluding repos).

•	‘Loyal customers’ are primary banking current account customers who hold an additional product. Primary banking current account customers have a minimum credit turnover of at least £500 per month and at least two direct debits set up on the account.

•	‘Mortgage’ or ‘mortgages’ refers to residential retail mortgages only and excludes social housing and commercial mortgage assets.

•	‘MTF’ is medium term funding at swapped value and with an original maturity of greater than one year. MTF excludes any unencumbered collateral received as part of the UK Government’s Funding for Lending Scheme.

•	‘n.m.’ signifies percentage change is not meaningful.

•	‘NPL coverage’ is calculated as impairment loss allowances divided by non-performing loans and advances.

•	‘NPL ratio’ is calculated as non-performing loans as a percentage of loans and advances to customers.

•	‘CRD IV end point CET1 leverage ratio’ is the CRD IV end point Common Equity Tier 1 capital divided by adjusted exposures as defined by CRD IV. This measure excludes PRA adjustments arising from the 2013 Capital Exercise and also excludes changes to the treatment of off balance sheet items currently under consultation by the Basel committee.

•	‘Residential mortgages’ includes residential retail mortgages, which are part of Retail Banking, and social housing loans which are in Commercial Banking and in Corporate Centre.

•	‘RoTE’ is calculated as profit attributable to ordinary shareholders divided by average shareholders’ equity, less non-controlling interests, preference shares, and intangible assets (including goodwill).

•	‘Santander UK’ refers to Santander UK plc and its subsidiaries.

•	‘SME’ is small and medium sized enterprises with a turnover of between £250,000 and £50m per annum.

•	‘Total liquid assets’ consist of: eligible liquid assets; other highly liquid debt securities and bonds; equities; and debt securities and asset-backed securities issued by subsidiaries and retained by Santander UK and loans which are eligible at central bank operations.

•	‘Total wholesale funding’ comprises the sum of all outstanding debt securities, subordinated liabilities, firm financing repurchase agreements and non-customer deposits. Total wholesale funding excludes any unencumbered collateral received as part of the UK Government’s Funding for Lending Scheme.

•	‘Wholesale funding of less than one year’ has a residual maturity of less than 1 year at the balance sheet date.

Management Statement for Santander UK and Banco Santander

The results of Banco Santander for the year ended 31 December 2013 are also released today and can be found at www.santander.com. The results of Santander UK are included within Banco Santander’s financial statements on a Banco Santander reporting basis. The results of Santander UK differ to the results of the United Kingdom on a Banco Santander reporting basis, due to different accounting treatments, consolidation adjustments and the treatment of the Banco Santander London Branch. The Banco Santander London Branch is not part of the Santander UK plc legal entity but is included in the Banco Santander results for the United Kingdom.

Additional information about Santander UK and Banco Santander

Banco Santander (SAN.MC, STD.N, BNC.LN) is a retail and commercial bank, based in Spain, with a presence in 10 main markets. Santander is the largest bank in the euro zone by market capitalization. Founded in 1857, Santander had EUR 1.342 trillion in managed funds, 102 million customers, 14,680 branches – more than any other international bank – and 186,785 employees at the close of June 2013. It is the largest financial group in Spain and Latin America. It also has significant positions in the United Kingdom, Portugal, Germany, Poland and the northeast United States. In the first half of 2013, Santander registered EUR 2,255 million in attributable profit, an increase of 29% from the same period of the previous year.

Santander UK is a leading financial services provider in the UK and offers a wide range of personal and commercial financial products and services. At 31 December 2013, Santander UK serves more than 14 million active customers with c. 20,000 employees, 1,156 branches (including agencies) and 50 regional Corporate Business Centres.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK continues to have its preference shares listed on the London Stock Exchange.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at the group’s website: www.aboutsantander.co.uk.

Disclaimer

Santander UK and Banco Santander both caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this press release. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors on pages 310 to 325 of the Santander UK plc Annual Report on Form 20-F for 2012, such factors as updated in the Santander UK plc Half Yearly Financial Report for 2013. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK and/or its securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter.